SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3 to

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Intevac, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

6 1/2% Convertible Subordinated Notes Due 2004

(Title of Class of Securities)

4661148AA6

4661148AC2
U4606QAA7
(CUSIP Numbers of Class of Securities)

Kevin Fairbairn

Intevac, Inc.
3560 Bassett Street
Santa Clara, California 95054
(408) 986-9888
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Herbert P. Fockler, Esq.

Michael Occhiolini, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$37,545,000.00	$3,454.14

(1)	Estimated for the purpose of calculating the amount of the filing fee only. Intevac, Inc. is offering to exchange each $1,000 aggregate principal amount of its outstanding 6 1/2% Convertible Subordinated Notes due 2004 (the “Existing Notes”) tendered for $1,000 principal amount of its new 6 1/2% Convertible Subordinated Notes due 2009 (the “Exchange Notes”). The estimated transaction value is the value of the maximum amount of Existing Notes that Intevac may receive from tendering holders in the exchange offer above, which value, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, is the book value as of April 30, 2002 of the Exchange Notes issued as above. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $92 for each $1,000,000 of value.

(2) $3,454.14 was previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/ A
Form or Registration No.: N/ A
Filing party: N/ A
Date filed: N/ A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

Item 12. Exhibits.
SIGNATURE
EXHIBIT INDEX
EXHIBIT (D)(2)

     This Amendment No. 3 to a Tender Offer Statement on Schedule TO (the “Statement”) amends and supplements the Statement originally filed by Intevac, Inc., a California corporation (“Intevac” or the “Company”), on May 8, 2002, as amended on May 24, 2002 and June 6, 2002, in connection with its offer to exchange (the “Exchange Offer”) each $1,000 aggregate principal amount of its outstanding 6 1/2% Convertible Subordinated Notes due 2004 (the “Existing Notes”) tendered for $1,000 principal amount of its new 6 1/2% Convertible Subordinated Notes due 2009 (the “Exchange Notes”). As of the date of this amendment, $37,545,000 principal amount of Existing Notes are outstanding. The Exchange Offer is subject to the terms and conditions set forth in the Offering Circular dated June 6, 2002 (the “Offering Circular”) and the related letter of transmittal (which, as either may be amended or supplemented from time to time, together constitute the “Disclosure Documents”).

      The information in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated by reference in answer to the items required in the Statement, except as otherwise indicated. Except as amended by this amendment and the revised Disclosure Documents, all of the terms of the Exchange Offer and all disclosure set forth in the Statement remain unchanged.

Item 12.	Exhibits.

      Item 12 hereby is amended and restated as follows:

Exhibit
No.	Description

(a)(1)(a)	Offering Circular dated June 6, 2002.(1)
(a)(1)(b)	Letter of Transmittal.(1)
(a)(1)(c)	Letter to Broker-Dealers.(1)
(a)(1)(d)	Letter to Clients.(1)
(a)(1)(e)	Notice of Guaranteed Delivery.(1)
(a)(1)(f)	Guidelines for Certification of Taxpayer Identification Number on Substitute IRS Form W-9.(1)
(a)(5)(a)	Press release dated May 8, 2002.(1)
(a)(5)(b)	Investor Presentation.(1)
(a)(5)(c)	Press release dated June 6, 2002.(1)
(d)(1)	Indenture, dated as of February 15, 1997, between Intevac and State Street Bank and Trust Company of California, N.A.(2)
(d)(2)	Form of Indenture to be dated as of the closing date of the Exchange Offer by and between Intevac and State Street Bank and Trust Company of California, N.A.(3)

(1)	Previously filed.

(2)	Incorporated by reference to Exhibit 4.2 to Intevac’s Registration Statement on Form S-3 (file no. 333-24275).

(3)	Filed herewith.

1

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule TO is true, complete and correct.

INTEVAC, INC.

By:	/s/ KEVIN FAIRBAIRN

Name: Kevin Fairbairn
Title: President and Chief Executive Officer

Date: June 14, 2002

EXHIBIT INDEX

Exhibit
No.	Description

(a)(1)(a)	Offering Circular dated June 6, 2002.(1)
(a)(1)(b)	Letter of Transmittal.(1)
(a)(1)(c)	Letter to Broker-Dealers.(1)
(a)(1)(d)	Letter to Clients.(1)
(a)(1)(e)	Notice of Guaranteed Delivery.(1)
(a)(1)(f)	Guidelines for Certification of Taxpayer Identification Number on Substitute IRS Form W-9.(1)
(a)(5)(a)	Press release dated May 8, 2002.(1)
(a)(5)(b)	Investor Presentation.(1)
(a)(5)(c)	Press release dated June 6, 2002.(1)
(d)(1)	Indenture, dated as of February 15, 1997, between Intevac and State Street Bank and Trust Company of California, N.A.(2)
(d)(2)	Form of Indenture to be dated as of the closing date of the Exchange Offer by and between Intevac and State Street Bank and Trust Company of California, N.A.(3)

(1)	Previously filed.

(2)	Incorporated by reference to Exhibit 4.2 to Intevac’s Registration Statement on Form S-3 (file no. 333-24275).

(3)	Filed herewith.